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Kim Goulbourne

Founder & Space Director at You & Sundry

Greater New York City Area · 500+ connections · **Contact info**

 You & Sundry

SCAD Savannah College of Art and Design

About

Maker. Designer. Coder.

Experience


Founder
You & Sundry
Feb 2018 – Present · 1 yr 6 mos
Greater New York City Area

 **Navigating the Intensely Gendered...**


Chief Maker
Bourn
Nov 2015 – Present · 3 yrs 9 mos
New York

Designer
thoughtbot
Jun 2016 – Aug 2017 · 1 yr 3 mos
Greater New York City Area

Design & Code
Kim Goulbourne
Jan 2011 – Jan 2017 · 6 yrs 1 mo
New York

Founder & CEO
Hshtags
Sep 2013 – Sep 2016 · 3 yrs 1 mo
New York

A social media search engine powered by hashtags.

Show 5 more experiences ⌄

Education

       

2008 – 2012

Activities and Societies: DJ at Scad Radio, Social Media and Web Manager of The Union

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Campion College

2002 – 2007

Activities and Societies: Tennis team, Track team

Skills & Endorsements

Web Design · 67

Endorsed by **TJ ODonnell and 5 others who are highly skilled at this**

Endorsed by **3 of Kim's colleagues at General Assembly**

Adobe Creative Suite · 35

Endorsed by **Devin O'Bryan and 3 others who are highly skilled at this**

Endorsed by **3 of Kim's colleagues at General Assembly**

CSS · 30

Nick Fonarev and 29 connections have given endorsements for this skill

Show more ⌄

Recommendations

Received (2)   Given (2)

Jaryn Miller
Senior Service Designer at Kaiser Permanente
August 26, 2012, Jaryn was a client of Kim's

Kim is an extremely talented and hardworking individual whom I have had the pleasure of working with on several occasions. What stands out the most is how well she interprets and applies branding unique to each client. I would highly recommend her for any new venture.

Scott Lee
IT Consultant leading large-scale implementation projects and working closely with business and technology organizations
December 28, 2011, Scott managed Kim directly

Kim is a creative individual who excel in every project presented to her. I value her work and her work ethic. I would highly recommend her for any challenging project that utlizes her creative talent in website design, visual effects, and computer animation.





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